                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                      Advanced Systems International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)

David D. Warner, Esq.
Jaffe, Raitt, Heuer & Weiss, P.C., One Woodward Ave., Suite 2400, Detroit, MI 48226
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 3, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                         13D                        PAGE    OF    PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Princeton Capital Fund, L.C.C.         38-3391509
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                      BK
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                         Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                        1,411,111
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  1,411,111
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       9.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

           PN
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

        (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

        (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

        (3) The 3rd row is for SEC internal use; please leave blank.

        (4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to
            Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

              Category of Source                                          Symbol

              Subject Company (Company whose securities are being acquired)   SC

              Bank                                                            BK

              Affiliate (of reporting person)                                 AF

              Working Capital (of reporting person)                           WC

              Personal Funds (of reporting person)                            PF

                            STATEMENT ON SCHEDULE 13D


         This Statement on Schedule 13D relates to the beneficial ownership of the voting common stock, without par value, (the "Common Stock") of Advanced Systems International, Inc., a Nevada corporation (the "Company"). This Statement is being filed on behalf of the reporting person (the "Reporting Person") identified on the cover pages of this Statement. Information in respect of the Reporting Person is given solely by such Reporting Person.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the voting Common Stock issued by the Company. The Company has its principal executive office at 25300 Telegraph Road, Suite 455, Southfield, Michigan 48034.

Item 2.  Identity and Background.

         (a) The name of the Reporting Person is Princeton Capital Fund, L.L.C. ("Princeton")

         The following persons are the Managers of Princeton:

                  D.J. Dorman & Company, Inc.
                  Grenard Court, L.L.C.

         (b) The business address for each of the persons listed in Item 2 is:

                  1533 North Woodward Avenue
                  Suite 175
                  Bloomfield Hills, Michigan 48304

         (c) Princeton is a Michigan limited liability company organized for the purpose of making investments and is a private investment fund.

         The business address for the principal office is:

                  1533 North Woodward Avenue
                  Suite 175
                  Bloomfield Hills, Michigan 48304

         (d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state



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securities laws or finding any violation of such laws.

         (f) All natural persons listed in this Item 2 are citizens of the United States. Princeton is organized under the laws of Michigan.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price for the shares of Common Stock and the warrants to acquire additional Common Stock was Two Million and 00/100 ($2,000,000) Dollars. Princeton obtained such funds from Michigan National Bank.

Item 4.  Purpose of Transaction.

         Princeton is a private investment fund that invests in equity and equity-related securities. The Common Stock has been acquired by the Reporting Person for investment purposes. Subject to certain restrictions set forth in the Stock Purchase Agreement and the Registration Rights Agreement, the Reporting Person may sell some or all of the Common Stock upon registration, either in the open market or in private transactions depending on their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, prospects for the Reporting Person's own businesses, general economic conditions, stock market conditions and further developments.

         On May 3, 2000, the Company executed a Stock Purchase Agreement (the "Stock Purchase Agreement") between the Company and Princeton, under which Princeton will acquire the following equity securities:

         (a) One million one hundred eleven thousand one hundred eleven (1,111,111) shares of Common Stock; and

         (b) Three (3) warrants (the "Warrants") that permit Princeton to buy up to three hundred thousand 300,000 additional shares of Common Stock at an exercise price of $2.25, $2.50 and $2.75 per share for each one hundred thousand 100,000 shares over a two-year period commencing May 3, 2000.

         The acquisition contemplated by the Stock Purchase Agreement of the Common Stock, and Warrants was consummated at closing, which occurred on May 3, 2000 (the "Closing"). At the Closing, Princeton acquired one million one hundred eleven thousand one hundred eleven (1,111,111) shares of Common Stock and three
(3) Warrants to purchase an additional three hundred thousand 300,000 shares of Common Stock, together representing approximately 9.6% of the Common Stock outstanding as of May 2, 2000 and approximately 7.2% of the outstanding Common Stock on a fully exercised and diluted basis.

         Certain other arrangements with respect to corporate governance are set forth in the Stock Purchase Agreement and the Voting Agreement, which are attached hereto


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


as Exhibit 1 and 2 to this Schedule 13D and are incorporated herein by reference. All descriptions of the Stock Purchase Agreement contained in this
Schedule 13D are qualified in their entirety by reference to the text of the Stock Purchase Agreement.

         Other than as described above or set forth in the Stock Purchase Agreement, the Reporting Person has no present plans or proposals that related to or would result in any of the actions described in Item 4(a) through (j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) (i) Princeton is the direct beneficial owners of 1,111,111 shares of Common Stock and three (3) Warrants to purchase an additional 300,000 shares of common stock, together, representing approximately 9.6% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of May 2, 2000).

         (ii) Except as described in this section of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which Princeton has direct beneficial ownership.

         (b) The persons listed in section (a)(i) of this Item 5, may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of one million four hundred eleven thousand one hundred eleven (1,411,111) shares of Common Stock.

         (c) Pursuant to the Stock Purchase Agreement at the Closing, Princeton acquired from the Company one million one hundred eleven thousand one hundred eleven (1,111,111) shares of Common Stock, and three (3) Warrants to acquire an additional three hundred thousand (300,000) shares of Common Stock, for an aggregate consideration of two million and 00/100 ($2,000,000) Dollars.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         As of May 3, 2000, Princeton entered into a Voting Agreement (the "Voting Agreement") with the Company, the Directors, and selected Shareholders. A copy of the Voting Agreement is attached as Exhibit 2 to this Schedule 13D.

         At the Closing, Princeton and the Company entered into a registration rights agreement, dated as of May 3, 2000 (the "Registration Rights Agreement"), granting the Purchasers certain demand registration rights with respect to the Common Stock issued and the exercise of the three (3) Warrants. A copy of the Registration Rights Agreement is attached as Exhibit 3 to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Stock Purchase Agreement, dated as of May 3, 2000, between the
Company


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


and Princeton.

Exhibit 2 - Voting Agreement, dated as of May 3, 2000, between the Company and Princeton.

Exhibit 3 - Registration Rights Agreement, dated as of May 3, 2000 between the Company and Princeton.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2000                               Princeton Capital Fund, L.L.C.


                                                  By:/s/ Daniel J. Dorman
                                                     ---------------------------
                                                         Daniel J. Dorman
                                                  Title: President

                    STOCK PURCHASE AND SUBSCRIPTION AGREEMENT


         THIS STOCK PURCHASE AND SUBSCRIPTION AGREEMENT ("Agreement") is made as of the 3rd day of May, 2000, by and between Advanced Systems International, Inc., a Nevada corporation (hereinafter "ASI" or "Company"), and Princeton Capital Fund, L.L.C., a Michigan limited liability company (hereinafter "PCF" or "Subscriber").

         The following is a recital of the facts upon which this Agreement is based:

         A. ASI, through its wholly-owned subsidiary, Automatic Time Systems Corp. ("ATS"), is engaged in the business of, among other things, the development and distribution of time, attendance and data integration software applications (the "Business");

         B. Company desires to sell certain of its newly issued, unregistered, common capital stock to Subscriber upon the terms and conditions set forth in this Agreement and issue warrants to Subscriber as set forth in the attached Warrants To Purchase Common Shares (as hereinafter defined); and

         C. Subscriber desires to acquire certain of the Company's newly issued, unregistered, common capital stock upon the terms and conditions set forth in this Agreement and acquire Warrants to purchase common shares.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby mutually acknowledged, the parties hereto agree as follows:


         1.       SALE AND SUBSCRIPTION OBLIGATIONS.

                  1.1 SALE AND SUBSCRIPTION OF SHARES OF STOCK. On the Closing Date (as defined in Section 1.3), Company shall issue, sell, assign and transfer to Subscriber, and Subscriber shall subscribe for and purchase from Company one million one hundred eleven thousand one hundred and eleven (1,111,111) shares of the common capital stock of Company which is currently authorized but unissued by Company (each share of stock whether being purchased contemporaneously herewith or whether being purchased pursuant to the Warrants to be sometimes individually referred to as "Share" and all of the shares of stock together to be referred to as "Shares"), free and clear of all liabilities, claims, liens, encumbrances, charges and restrictions.

                   1.1.1 Warrants. On the Closing Date, Company shall issue, sell, assign and transfer to Subscriber, and Subscriber shall subscribe for and purchase from Company warrants (the "Warrants") to purchase three hundred thousand (300,000) Shares at the exercise price of Two and 25/100 ($2.25) Dollars, Two and 50/100 ($2.50) Dollars and Two and 75/00 ($2.75) Dollars per one

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




hundred thousand (100,000) Shares for a period of two (2) years from the date hereof.

                  1.2 CONSIDERATION FOR PURCHASE. The aggregate consideration for each Share being purchased contemporaneously herewith shall be One and 80/100 ($1.80) Dollars and the aggregate consideration for all of the Shares being purchased contemporaneously herewith and the Warrants shall be Two Million and 00/100 ($2,000,000.00) Dollars (the "Purchase Price"). The Purchase Price will be paid by Subscriber to Company by wire transfer or in certified funds at the Closing (as defined in Section 1.3) on the Closing Date.

                  1.3 THE CLOSING. The subscription and sale provided for herein shall be consummated and closed (the "Closing") at the offices of Hyman Lippitt, P.C., on or before May 3, 2000, or at such other place or at such other day or time as Company and Subscriber shall mutually agree upon in writing (the date on which the consummation of the transactions contemplated by this Agreement is to occur is sometimes referred to as the "Closing Date").

                  1.4 INSPECTION. From the date of this Agreement and continuing until the Closing Date (the "Inspection Period"), Subscriber may conduct such reasonable inspections and investigations, and perform such reasonable due diligence reviews, of Company and the Business as Subscriber may deem prudent in its discretion, and Company shall fully and timely cooperate with Subscriber in such inspections, investigations and reviews. If, at any time prior to the termination of the Inspection Period, Subscriber, in its sole and absolute discretion, determines that it is unwilling to proceed with this transaction for any reason whatsoever, then Subscriber may terminate this Agreement by so notifying Company in writing on or before the termination of the Inspection Period, at which time this Agreement shall become null and void. If Subscriber fails to notify Company of its termination of this Agreement as set forth above, then Subscriber shall have been deemed to have waived its right of termination under this Section 1.4 and Subscriber and Company shall proceed in accordance with the terms of this Agreement.

         2.       REPRESENTATIONS AND WARRANTIES.

                  2.1 REPRESENTATIONS OF COMPANY. Company hereby represents and warrants to Subscriber as of the date of this Agreement, and shall reaffirm to Subscriber as of the Closing Date, the following:

                      2.1.1    CORPORATE EXISTENCE AND QUALIFICATION.

                               (a) Company is a corporation duly organized,
validly existing and in good standing under the laws of the State of Nevada;

                               (b) Company has all requisite corporate power and
authority to own, lease and operate its assets, properties and business and to carry on the Business as now being conducted;


                                       2
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                               (c) Company is not required to be qualified or
otherwise authorized to conduct business in any jurisdiction other than those specified in Exhibit 2.1.1; and

                               (d) Exhibit 2.1.1 is a complete and accurate list
of the registered offices and resident agents of Company in each jurisdiction in which the Company conducts business.

                  2.1.2 CONTROL. Except for those persons and entities listed on
Exhibit 2.1.2, there are no persons, corporations, partnerships, trusts, estates or other entities controlling, operating under the control of (including subsidiaries) or operating under common control with Company, any key employee of Company, or any director, officer or shareholder of Company in the operation of the Business of Company, including, without limitation, any such relationship with suppliers or customers of Company. For purposes of this Section 2.1.2, control shall mean ownership of five (5%) percent or more of the equity interests in an entity or effective control of the management or policies of an entity. There are currently eight (8) seats on the Board Of Directors (the "Board") of Company and each director may be removed from office by a vote of the holders of a majority of the Shares of the outstanding common stock of Company at any time with or without cause. As of the date hereof and continuing until the Closing Date, there are three (3) seats vacant and unfilled on the Board.

                  2.1.3     AUTHORIZATION AND AUTHORITY.

                               (a) Company has full corporate power and
authority to execute, deliver and perform this Agreement and the other instruments and documents described herein;

                               (b) The execution and delivery of this Agreement
by Company and the performance of the transactions contemplated hereby have been duly and validly authorized by Company, and its Board and all corporate action of Company necessary for such execution, delivery and performance has been duly taken;

                               (c) No other action on the part of Company,
shareholders or any other individual, person or entity is necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement;

                               (d) This Agreement constitutes a valid and
binding agreement of Company, enforceable against Company in accordance with its terms, subject to the effect of bankruptcy, insolvency or similar proceedings affecting the rights of creditors generally;

                               (e) Except as set forth in Exhibit 2.1.3, no
consent of, or registration or filing with, any federal, state, municipal or other governmental authority, and no consent of any party to any contract or agreement to which Company is a party or by which the assets of Company may be bound, is required for the execution, delivery and performance of this Agreement by Company; and


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                               (f) The execution and delivery of this Agreement
will not (with or without notice or passage of time or both): (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of Company; (ii) result in a default, give rise to any right of termination, cancellation or acceleration, or require any consent or approval, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, factoring arrangement, license, agreement, lease or other instrument or obligation to which Company is a party or by which it or any of its securities or assets may be bound; or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to Company or any of its securities or assets.

                     2.1.4 CAPITALIZATION. The total authorized capital of Company is thirty million (30,000,000) shares of voting capital stock, which includes twenty million (20,000,000) shares of common stock and ten million (10,000,000) shares of preferred stock of which thirteen million two hundred eighty-seven thousand three hundred fourteen (13,287,314) shares of common stock have been issued and are currently outstanding (as of May 2, 2000). As of record date May 2, 2000, a complete list of the issued and outstanding stock of Company is set forth on Exhibit 2.1.4, including the name of each holder of shares of capital stock, the amount of shares issued to each such holder and the certificate numbers representing such shares. The shares listed on Exhibit 2.1.4 constitute one hundred (100%) percent of the issued and outstanding capital stock of Company, whether common, preferred or otherwise, and have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

                     2.1.5 RIGHTS TO ACQUIRE STOCK. Except and to the extent set forth on Exhibit 2.1.5, as of record date May 2, 2000, there is no oral or written commitment, understanding, obligation or arrangement (except this Agreement) relating to the issuance, sale or delivery, purchase or transfer of the Shares or any other securities or rights to securities of Company, including subscriptions, options, warrants, puts, calls, preemptive rights, sinking fund obligations, contracts, agreements (including any shareholders' agreements) or any rights of conversion or exchange under any outstanding security or any other instruments (together the "Options").

                     2.1.6 TITLE TO STOCK. Upon consummation of the Closing on the Closing Date, Subscriber shall have good and marketable title to the Shares, free and clear of any and all liens, claims, encumbrances, charges, restrictions, pledges, warrants, puts, calls, commitments, subscriptions, agreements, voting trusts, voting agreements, proxies and options of any nature whatsoever, except for this Agreement, the Voting Agreement (as hereinafter defined) and any claims relating exclusively to Subscriber's actions. Upon their issuance at the Closing on the Closing Date, the Shares shall be validly issued, fully paid and non-assessable and together with the Shares that may be issued pursuant to the Warrants, shall constitute nine and 60/100 (9.6%) percent of the undiluted securities of each and every class of the Company and seven and 20/100 (7.2%) percent of the fully diluted securities of each and every class of the Company after giving affect to all of the Options.


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





                  2.1.7   FINANCIAL STATEMENTS.

                               (a) Company has delivered to Subscriber, or shall
deliver to Subscriber prior to the Closing Date, the complete and accurate audited financial statements of Company for the fiscal years of Company ending December 31, 1997, December 31, 1998, and December 31, 1999, together with all interim financial statements prepared since the end of the Company's last fiscal year (together the "Financial Statements");

                               (b) For the periods shown, the Financial
Statements: (i) have been prepared in a manner consistent with the past practices of Company and in accordance with generally accepted accounting principles ("GAAP") consistently applied; (ii) fairly present the financial condition and the results of the operations of Company; and (iii) disclose all liabilities and obligations of Company required under GAAP to be so disclosed; and

                               (c) Company currently does not have and, at the
Closing Date, Company will not have, any liability or obligation, whether as primary obligor or guarantor or otherwise, whether accrued, absolute, contingent, known, unknown or otherwise, other than: (i) those reflected in the Financial Statements; and (ii) those incurred in the ordinary and usual course of business since the end of Company's last fiscal year, none of which have been or are materially adverse to the Business, assets or operations of Company.

                  2.1.8 MATERIAL CHANGES. Since the end of Company's last fiscal year, there has not been: (i) any material adverse change in the financial condition of Company or any other event or condition of any character which has had or which may have a material adverse effect on the Business, assets or financial condition of Company; or (ii) any material change in the accounting methods, principles or practices of Company (other than as required by concurrent changes in GAAP).

                  2.1.9 CERTAIN TRANSACTIONS.

                               (a) Since the end of Company's last fiscal year:
(i) Company has carried on its Business in the same manner as such Business was conducted prior to such fiscal year end; (ii) Company has not taken or engaged in any action or transactions other than in the ordinary and usual course of business; and (iii) Company has not taken or engaged in any action or transactions which might reasonably be expected to have material adverse affect on the Business, operations, prospects, properties or financial condition of Company, or which, by passage of time or otherwise, may reasonably be expected to result in any such material adverse effect; and

                               (b) Except as otherwise specifically set forth in
this Agreement, since the end of Company's last fiscal year, Company has not:
(i) sold, leased, transferred, lost or otherwise disposed of any tangible or intangible assets or properties utilized in its Business, except in the ordinary course of business; (ii) canceled any debts or claims, except in the ordinary course

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




of business; (iii) entered into any contract not customary to the Business of Company; or (iv) incurred or paid expenses not in the ordinary course of business.


                  2.1.10       REAL PROPERTY.

                               (a) Company does not own any real property or
improvements;

                               (b) Use and occupancy of any real property leased
by Company is permitted under valid and binding lease agreements. All rent and other payment obligations of Company under such leases are current, and neither Company nor, to the best of Company's knowledge, any landlord is in default under such leases and no event has occurred which, but for the giving of notice or the passage of time or both, would be a default under such leases;

                               (c) Except as described on Exhibit 2.1.10(c), the
use of any leased real property by Company does not currently violate any applicable deed restrictions, easements, rights-of-way, zoning, building or use statutes, rules, ordinances or regulation of any federal, state, county or local entity, authority or agency or any other building or use restrictions applicable thereto. There is no existing or, to the best of Company's knowledge, threatened condemnation or other legal action of any kind involving such real property which may affect the value or use thereof; and

                               (d) Company's use of any leased real property has
never been and is not currently in violation of, and based upon the present and contemplated use of such real property, operations of Company are not expected to violate, any Governmental Regulations (as hereinafter defined) relating to Hazardous Substances (as hereinafter defined). To the best of Company's knowledge, the use of any such real property by any prior owner or lessee was not in violation of any such Governmental Regulations. There are no such violations claimed or, to the best of Company's knowledge, threatened or alleged by, and there are not presently discussions with, any governmental authority concerning any alleged violation. For the purposes of this Agreement: (i) the term "Governmental Regulation" shall be defined as any law, regulation, ordinance or similar requirement of the United States, any state or any county, city or other agency or subdivision thereof; and (ii) the term "Hazardous Substances" shall be defined as any flammables, explosives, radioactive materials, hazardous wastes, polychlorinated biphenals, friable asbestos, regulated emissions or any material containing asbestos, toxic substances or related materials, including, without limitation, substances now defined as "Hazardous Substances", "Hazardous Materials" or "Toxic Substances" in the Comprehensive Environmental Response, Compensation And Liability Act of 1980, as amended (42 U.S.C. ss. 9601, et seq.).


                  2.1.11       TANGIBLE AND INTANGIBLE PERSONAL PROPERTY.

                               (a) Title. Except to set forth on Exhibit
2.1.11(a), Company has good, valid and marketable title in and to all tangible and intangible personal property used by

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Company in the operation of the Business, free and clear of all liens, claims, encumbrances, security interests and title retention arrangements;

                               (b) Intellectual Property Licenses. All
agreements pursuant to which Company has authorized any person or entity to use, or pursuant to which any person or entity has the right to use, any of the intangibles owned by the Company and all agreements pursuant to which Company is authorized by any person or entity to use any of the intangibles not owned by Company are in full force and effect, are free from default by Company or licensee and no event has occurred which, but for the lapse of time or the giving of notice or both, would constitute a default by Company or licensee thereunder; and

                               (c) Intellectual Property Infringements. Company
has no knowledge or notice that any product, license, patent, process, method, substance, part or other material presently being sold or employed or contemplated to be sold or employed by Company infringes in any material respect on any rights owned or held by any other person or entity. There is no pending claim or litigation or, to the best of Company's knowledge, threatened claim or litigation against Company contesting the right of Company to sell, assign or use any such product, license, patent, process, method, substance, part or other such material. No default by Company has occurred under any agreement by which Company is authorized to use any of the intangibles not owned by Company.

                  2.1.12 CONTRACTS. Each of the material contracts and agreements to which Company is a party is valid and enforceable in accordance with its terms, Company is not in default under any such contract, Company is not subject to any claim or counter-claim under any such contract, and no event has occurred which, but for the lapse of time or the giving of notice or both, would constitute a default by Company thereunder.

                  2.1.13       COMPLIANCE AND PERMITS.

                               (a) Company is not in violation of, and the
Business of Company is conducted in compliance with, all federal, state and local laws, statutes, rules, ordinances, regulations, restrictions, orders, decrees and judgments applicable in any material respect to Company and the operation of its Business; and

                               (b) All material licenses, permits,
registrations, orders, approvals and other authorizations by, and all applications therefor to, federal, state, county and local governmental, regulatory and administrative agencies, bodies and authorities (the "Permits") held by, necessary to, required or used by Company in the conduct of its Business or otherwise are in full force and effect and there has been no revocation, termination, limitation or withdrawal of, or refusal to issue, any of the Permits, and no such action is currently pending or threatened.

                  2.1.14       TAX LIABILITIES.

                               (a) Company has properly completed in all
material respects and filed in substantially correct form all federal, state, county, local and foreign income, excise, property, sales, use, franchise and other tax returns which are required to be filed by Company up to and including the Closing Date, all of which have been prepared and filed on a timely basis and in accordance with applicable law, and Company has paid all taxes (including real estate and personal property taxes) and assessments which have become due, whether pursuant to such returns or otherwise, prior to the Closing Date;

                               (b) Company has delivered to Subscriber true and
complete copies of all tax returns filed by Company for fiscal years 1997 through 1999;

                               (c) There are no agreements, waivers or other
arrangements with any governmental agency providing for an extension of time for filing any returns or the assessment or collection of any tax or deficiency in effect or contemplated, nor are there any actions, suits, proceedings, investigations, claims or offers in compromise pending by or against Company in respect of any tax or assessment;

                               (d) Company is not currently being (and was not
in the current fiscal year) audited by the United States Internal Revenue Service ("IRS") or the taxing authority of any state in which Company conducts business, and Company has not been audited by the IRS, or the taxing authority of any state in which Company conducts business, during the three (3) year period preceding the end of Company's last fiscal year;

                               (e) Company has properly withheld from the
salaries, wages or other compensation paid or payable to its officers, employees and other persons, and has paid the appropriate federal, state and local authorities, all amounts required to be withheld therefrom under applicable laws, rules and regulations; and

                               (f) There are no liens upon any of the properties
or assets of Company for taxes due and payable or interest or penalty thereon, and there are no pending tax examinations.

                  2.1.15       SUITS, CLAIMS AND PROCEEDINGS.

                               (a) Except as set forth on Exhibit 2.1.15(a),
there are no actions, suits, proceedings, claims, arbitrations or governmental investigations pending or threatened against, brought on behalf of or relating to the Shares, Company, its securities, its assets or its Business;

                               (b) There are no outstanding judgments, orders,
writs, injunctions, decrees or awards affecting the Shares, Company, its securities, its assets or its Business;

                               (c) Neither Company nor its officers, directors,
shareholders or employees have engaged in any practices or course of conduct, or committed any acts, which constitute an unlawful trade practice or which would constitute a violation of federal or state antitrust laws or related regulations or which would form the basis for a claim of fraud or misrepresentation;

                               (d) With respect to any actions, suits,
proceedings, claims, arbitrations or governmental investigations identified on
Exhibit 2.1.15(a), unless otherwise noted, each claim asserted against Company is covered by insurance and the respective insurance companies have agreed in writing and without reservation to undertake the defense and provide Company with coverage; and

                               (e) There are no circumstances, occurrences or
events which, but for the giving or receiving of notice, passage of time or otherwise, may give rise to an action, suit, proceeding, claim, arbitration or investigation against the Shares, Company, its securities, its assets or its Business.

                  2.1.16      LABOR MATTERS.  Except as set forth on Exhibit
2.1.16:

                               (a) No employment agreement or collective
bargaining agreement presently covers any employees of Company, nor are any such agreements currently being negotiated by Company, and no attempt to organize any group or all of the employees of Company has been made or proposed;

                               (b) Company is in compliance in all material
respects with all state and federal laws relating to employment and employment practices, terms and conditions of employment and wages and hours, and Company has not engaged in any unfair labor practices; and

                               (c) No executive, key employee or group of
employees has indicated any intention or desire to decline or terminate their employment subsequent to the Closing Date;

                 2.1.17        EMPLOYEE BENEFIT PLANS.

                               (a) Company has no notice or knowledge that any
benefit plan or related trust to which it is a party or by which it is bound, including, but not limited to, any employee benefit plan within the meanings of
Section 3(2) and Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (including the regulations and published interpretations thereunder) ("ERISA") (the "Benefit Plans"), is in violation of any of the provisions of ERISA or that any prohibited transaction within the meaning of Title I or Title II of ERISA has occurred or is continuing with respect to any such Benefit Plan;

                               (b) With respect to each Benefit Plan described
above: (i) all minimum funding standards required by law with respect to the funding of benefits payable or to be payable under such Benefit Plans have been met; (ii) Company has not incurred any liability to the Pension Benefit Guaranty Corporation (the "PBGC"); and (iii) no reportable event as defined in Title IV of ERISA (other than a reportable event occurring as a result of the transactions contemplated herein) has occurred or is continuing;

                               (c) Except as otherwise noted on Exhibit
2.1.17(c), the Benefit Plans now meet, and since their inception have met, the requirements for qualification under Sections 401(a) and 401(k) of the Code, the Benefit Plans are exempt from tax under Section 501(a) of the Code, and the Internal Revenue Service has issued a currently effective favorable determination letter with respect to the qualified status of each Benefit Plan; and

                               (d) There are no unpaid liabilities whatsoever
with respect to any of the Benefits Plans, including, but not limited to, any liabilities arising from the termination, partial termination or continuation of the Benefit Plans, required contributions to the Benefit Plans, required payments to the trusts or trustees, required payments to the Benefit Plan participants, costs, expenses, penalties, taxes or liabilities incurred for or by reason of fiduciary standards applicable to the Benefit Plans or otherwise.

                  2.1.18       INSURANCE POLICIES.

                               (a) Company is not in default with respect to any
provision contained in any insurance policy owned, held by or relating to Company, the Business or Company's real or personal property; nor has Company failed to pay any premiums thereunder in a timely manner or to give any notice or present any claim thereunder in a timely manner;

                               (b) All such insurance policies are valid,
enforceable, in full force and effect, underwritten by unaffiliated, financially sound and reputable insurers, are sufficient for all requirements of law applicable to Company and provide insurance in such amounts and against such risks as is sufficient to protect Company and its properties, assets, businesses and operations. Under such insurance policies, Company has all of its property and assets insured against loss or damage by all insurable hazards or risks on a replacement cost basis; and

                               (c) No events have occurred which would give rise
to a material claim for which a claim has not been asserted.


                  2.1.19 WARRANTY AND LIABILITY EXPERIENCE. There are no facts, conditions or circumstances known to Company which would or may have a material adverse effect on Company by reason of any matter relating to defective products designed, manufactured, sold or rented, or services rendered or performed, by Company under any express or implied warranty with respect to jobs completed, products or goods delivered to customers of Company or services performed by Company. There are no conditions or state of facts known to Company which would result in a material loss to Company.

                  2.1.20 BANKRUPTCY. During the five (5) year period prior to the date hereof, Company has not filed any petition or request for relief under any provision of the United States Bankruptcy Code or any state insolvency, dissolution, liquidation or similar law, and no such petition or request has been filed against Company during such period.


                  2.1.21 CORPORATE RECORDS. Company has provided Subscriber with an opportunity to review a complete and accurate set of all the corporate records books of Company (the "Corporate Record Books"). The Corporate Record Books of Company contain complete and accurate minutes of all annual and special meetings of the Board and shareholders of Company and all consents and resolutions in lieu thereof, and the signatures therein are the true signatures of the persons purporting to have signed them.

                  2.1.22 INSIDER TRANSACTIONS. Except as set forth on Exhibit 2.1.22, there are no other contracts or other transactions involving Company with respect to which any present officer, director, shareholder or employee of Company, or any person related to the foregoing by blood or marriage, is a party. None of the officers, directors, shareholders or employees of Company is indebted to Company, except for ordinary business expense advances, and Company is not indebted to any of its directors, officers, shareholders or employees, except for amounts due as normal salary, wages, commissions or reimbursements of ordinary business expenses in accordance with Company's ordinary practices. No officer, director, shareholder or employee of Company has any interest in property, real or personal, tangible or intangible, including any computer software or other intangibles, used in or pertaining to the Business (except the equity interest ordinarily incident to the ownership of shares of Company's common capital stock).

                  2.1.23 DISCLOSURE OF MATERIAL FACTS. Company has disclosed to Subscriber all material facts relating to Company and the assets, liabilities, Business, operations, financial condition, operating results and prospects of Company. The representations and warranties contained in this Agreement and in any other instrument or document delivered in connection with this Agreement do not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements contained herein or therein not misleading.

                  2.1.24 CERTAIN SECURITIES MATTERS.

                               (a) Company has properly completed and filed in
correct form all documents, forms, registrations, agreements and other papers which are required to be filed by Company under the Securities Act of 1933, as amended (the "Federal Act"), the Michigan Uniform Securities Act, as amended (the "Michigan Act") or any other applicable securities laws, and Company has complied in all respects with the Federal Act, the Michigan Act and any other applicable securities laws;

                               (b) The information in all of Company's filings
under the Federal Act, the Michigan Act and any other applicable securities laws is true, accurate and complete in all material respects and the information set forth in such filings does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements contained therein not misleading;

                               (c) Since the filing of Company's last Form 10-K,
there has not been any material adverse change in the condition of Company or any other event or condition of any character which has had or which may have a material adverse affect on Company;

                               (d) Neither the Securities and Exchange
Commission ("SEC"), the National Association of Securities Dealers ("NASD") or any other governmental or quasi-governmental entity, authority or agency having jurisdiction over Company, its securities or its Business, has undertaken or issued any action, suit, proceeding, claim, arbitration, investigation or stop order against Company, its securities or its Business;

                               (e) Company is not an investment company, unit
investment trust or face amount certificate company that is, or is required to be, registered under the United States Investment Company Act of 1940, as amended (the "Investment Company Act"), the Michigan Act or any other applicable securities laws;

                               (f) Neither Company, any of its subsidiaries or
affiliates or any other person acting on their behalf has sold, offered for sale, solicited offers to buy, or otherwise negotiated in respect of any security (as defined in the Federal Act) which is or will be integrated with the sale of the Shares in a manner that would require the registration under the Federal Act, the Michigan Act or any other applicable securities laws; and

                               (g) The 1997 reverse take-over merger (the
"Merger") in which Company (f/k/a Bennington Corporation) acquired ATS complied in all respects with all applicable laws, statutes, rules, ordinances, regulations, restrictions, orders, decrees and judgments, including, without limitation, the Federal Act, and there are no actions, suits, proceedings, claims, arbitrations or investigations pending or threatened against Company, its securities, its shareholders, its assets or its Business arising out of or as a result of the Merger.


                  2.2 REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER. Subscriber hereby represents and warrants to Company as of the date of this Agreement, and shall reaffirm to Company as of the Closing Date, the following:

                      2.2.1 COMPANY EXISTENCE. Subscriber is a limited liability company duly organized and validly existing under the laws of the State of Michigan.

                      2.2.2 VALIDITY OF AGREEMENT. Neither the execution and delivery of this Agreement by Subscriber, nor the consummation of the transactions contemplated hereby, will result in a breach or violation of the Articles of Organization of Subscriber, any agreement, indenture, mortgage, lease or other obligation or instrument to which Subscriber is a party or by which Subscriber is bound, or of any applicable law to which Subscriber is subject or by which it is bound.

                      2.2.3 AUTHORIZATION. Subscriber has full power and authority to execute, deliver and perform this Agreement, and all action of Subscriber necessary for such execution, delivery and performance has been duly taken. This Agreement constitutes a valid and binding obligation of Subscriber enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency or similar laws affecting the rights and remedies of creditors generally and equitable or other relief which is at the discretion of the court before which any proceedings may be brought.

                      2.2.4 INVESTMENT INTENT. Subscriber is acquiring the Shares for its own account, for investment purposes only and not with the view to or for the resale, distribution or fractualization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares.

                      2.2.5 ACKNOWLEDGMENT OF NON-REGISTRATION. Subscriber acknowledges that the offering and sale of the Shares has not, as of the Closing Date, been registered under the Federal Act, the Michigan Act or any other applicable securities laws and that the offer and sale of the Shares has been made in reliance upon exemptions from registration under the Federal Act, the Michigan Act and the other applicable securities laws, and the rules and regulations promulgated thereunder. Subscriber will not sell or otherwise transfer the Shares without registration under the Federal Act and/or the Michigan Act and/or any other applicable securities laws or exemption therefrom, and Subscriber understands and agrees that it must bear the economic risk of its investment for an indefinite period of time because, among other reasons, as of the Closing Date, the Shares have not been registered under the Federal Act or under the Michigan Act or under the securities laws of any other jurisdiction and, therefore, cannot be resold, pledged, assigned, or otherwise disposed of except in compliance with all applicable laws.

                      2.2.6 ACCREDITED INVESTOR. Subscriber is an "accredited investor" as such term is defined under Regulation D of the Federal Act. Subscriber has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares and protecting its own interest in connection with the investment and Subscriber has determined that the Shares are a suitable investment for it and at this time Subscriber could bear a complete loss of its investment. Subscriber is a Michigan limited liability company not formed for the specific purpose of acquiring the Shares and Subscriber has total assets in excess of Five Million and 00/100 ($5,000,000.00) Dollars.

         3.       COVENANTS.

                  3.1      AFFIRMATIVE COVENANTS OF COMPANY.

                           3.1.1 CONTINUING ACCESS. Between the date of this
Agreement and the Closing Date, Company shall permit Subscriber and its officers, agents, attorneys, accountants and auditors reasonable access upon prior notice and request during normal business hours to all of the facilities, assets, properties, books, records, agreements, customers and personnel of Company, and shall furnish to Subscriber and its representatives all such information concerning Company and its Business as Subscriber may request, so that Subscriber may conduct and complete its examinations of the books, records and operations of Company and have ongoing assurance that Company is being operated in the normal and ordinary course and Company is complying with all of its covenants, representations and warranties under this Agreement.

                           3.1.2 OPERATION OF BUSINESS. Between the date of this
Agreement and the Closing Date, except as set forth on Exhibit 3.1.2, except as specifically authorized by the terms of this Agreement or except as otherwise expressly consented to in writing by Subscriber:

                                 (a) Company shall conduct and operate the
Business of Company only in the ordinary course of business consistent with the past practices of Company;

                                 (b) Company shall not solicit a vote in favor
of any amendment or modification to the Articles of Incorporation or Bylaws of Company or authorize or issue any capital stock or other securities of Company;

                                 (c) Company shall not solicit a vote in favor
of, or cause, make or issue, any dividend, distribution or payment in respect of any securities;

                                 (d) Company shall not enter into, authorize or
permit any sale, transfer, assignment, lease or other disposition of any assets of Company, other than in the ordinary course of business;

                                 (e) Company shall use its best efforts to
preserve intact the Business of Company;

                                 (f) Company shall not enter into any
agreements, understandings or discussions with any person or entity concerning any merger, consolidation, share exchange, acquisition or other business combination or transaction involving any securities of Company or, except in the ordinary course of business, the sale or other disposition of all or any portion of the assets of Company;

                                 (g) Company shall use its best efforts to
maintain the goodwill of
the suppliers, customers and employees of, and all other persons and entities having business relationships with, Company;

                                 (h) Company shall not issue any rights or
options to purchase stock or securities (whether or not convertible into stock) of Company and shall not in any manner reorganize or recapitalize Company;

                                 (i) Company shall not file any petition or
request for relief under any provision of the United States Bankruptcy Code or any state insolvency, dissolution, liquidation or similar law; and

                                 (j) Company shall not change the accounting
methods or practices followed by Company (other than as required by concurrent changes in GAAP).

                  3.1.3 ACCURACY OF REPRESENTATIONS. Company shall do all things necessary to ensure that the representations and warranties of Company contained in this Agreement are true in all respects at and as of the Closing Date.

                  3.1.4 UPDATED EXHIBITS. Between the date of this Agreement and the Closing Date, Company shall update the Exhibits to this Agreement, if necessary, to make them true and accurate as of the Closing Date.

                  3.1.5 USE OF PROCEEDS. The proceeds from the Purchase Price shall be used by the Company for general working capital purposes, general corporate expenses and the expense of the transaction contemplated by this Agreement. No more than Seven Hundred Forty Thousand and 00/100 ($740,000.00) Dollars of the Purchase Price shall be used to pay down the existing financed debt of Company and no more than Eighty Thousand and 00/100 ($80,000.00) Dollars of the Purchase Price shall be used to pay bonuses, benefits, compensation or other forms of remuneration to directors, officers or shareholders of Company.

                  3.1.6 FINANCIAL CONSULTING AGREEMENT. On the Closing Date, Company shall execute and deliver the Financial Consulting Agreement in the form attached hereto as Exhibit 3.1.6 ("Financial Consulting Agreement").

                  3.1.7 REGISTRATION RIGHTS AGREEMENT. On the Closing Date, Company shall execute and deliver the Registration Rights Agreement in the form attached hereto as Exhibit 3.1.7 ("Registration Agreement"), which Registration Agreement shall provide, among other things, that within one hundred twenty
(120) days from the Closing Date the Shares and the Shares that may be exercised pursuant to the Warrants shall be registered under the Securities Act and under such other securities or Blue Sky laws of such other jurisdictions as the holder of the Shares shall reasonably request with the expense thereof to be paid by Company.

                  3.1.8 VOTING AGREEMENT. On the Closing Date, Company shall execute and deliver the Voting Agreement in the form attached hereto as Exhibit
3.1.8 ("Voting Agreement").

                  3.1.9 DELIVERY OF DOCUMENTS. On or before the Closing Date, Company shall deliver all of the information, instruments and documents required to be delivered by Company as set forth in Section 6 hereof, including, but not limited to, the Voting Agreement, the Financial Consulting Agreement and the Registration Agreement.

                  3.1.10 FURTHER ASSURANCES. At any time from the date hereof, to, through and after the Closing Date, Company shall execute and deliver to Subscriber such further lists, documents and instruments and take all such further action as Subscriber may reasonably request in order to carry out the transactions contemplated hereby.


        3.2       AFFIRMATIVE COVENANTS OF SUBSCRIBER.

                  3.2.1 Accuracy of Representations. Subscriber shall do all things necessary to ensure that the representations and warranties of Subscriber contained in this Agreement are true in all respects at and as of the Closing Date.

                  3.2.2 DELIVERY OF DOCUMENTS. On or before the Closing Date, Subscriber shall deliver those documents required to be delivered by Subscriber as set forth in Section 6 hereof.

                  3.2.3 COMPLIANCE WITH SECURITIES LAWS. On or before ten (10) days after the Closing Date, Subscriber shall cause to be filed Form 13D under the Exchange Act and Subscriber shall cause its nominee to the Board of Company to timely file his Form 3.

                  3.2.4 FURTHER ASSURANCES. At any time from the date hereof, to, through and after the Closing Date, Subscriber shall execute and deliver to Company such further lists, documents and instruments and take all such further action as Company may reasonably request in order to carry out the transactions contemplated hereby.

    4.       OTHER AGREEMENTS AND COVENANTS.

             4.1 DEFAULTS. In the event of a default by Company hereunder, then, notwithstanding any other provisions of this Agreement or any other agreement or law to the contrary, Subscriber may, at its option, enforce the terms hereof by specific performance or otherwise, or Subscriber may exercise any other right or remedy, all of which rights and remedies shall be cumulative. In the event of a default by Subscriber hereunder, then, notwithstanding any other provisions of this Agreement or any other agreement or law to the contrary, Company may, at its option, enforce the terms hereof by specific performance or otherwise, or Company may exercise any other right or remedy, all of which rights and remedies shall be cumulative.

             4.2 BREAK UP FEE. In the event that Subscriber is ready, willing and able to close on its purchase of the Shares and Company defaults on its obligations under this Agreement or in the event that Company fails to close with Subscriber and subsequently closes any other debt or equity financing with any other party for a period of one hundred eighty (180) days from May 3, 2000, then in such event, in addition to all of the other rights and remedies which may be available to Subscriber, Company shall pay to Subscriber a break-up fee in the amount of One Hundred Thirty-Five Thousand and 00/100 ($135,000.00) Dollars if Subscriber was investing between One Million Five Hundred Thousand and 00/100 ($1,500,000.00) Dollars and One Million Seven Hundred Fifty Thousand and 00/100 ($1,750,000.00) Dollars and One Hundred Fifty Thousand and 00/100 ($150,000.00) Dollars if Subscriber was investing between One Million Seven Hundred Fifty Thousand One and 00/100 ($1,750,001.00) Dollars and Two Million and 00/100 ($2,000,000.00) Dollars.


             4.3 EXPENSES. Except as otherwise expressly provided herein, each party to this Agreement shall pay his or its own expenses incident to this Agreement and the transactions contemplated in this Agreement, including, without limitation, counsel fees, brokerage or financial advisor fees and accounting fees. Notwithstanding the foregoing, at the Closing on the Closing Date, Company shall pay: (i) Subscriber's legal fees in an amount not to exceed Fifteen Thousand and 00/100 ($15,000.00) Dollars; and (ii) a closing fee (the "Closing Fee") to Senderra Corporation ("Senderra") in an amount equal to One Hundred Fifty Thousand and 00/100 ($150,000.00) Dollars.

             4.4 NO DISCLOSURES. None of the parties to this Agreement shall make any public disclosure or publicity release pertaining to the existence or the subject matter of this Agreement without the prior consent of the other parties; provided, however, that the parties shall be permitted to make such disclosures to the public or to governmental agencies as is deemed necessary or appropriate to comply with applicable laws.

             4.5 CONFIDENTIALITY. Except as is otherwise required by law or as permitted herein, each party agrees not to disclose, divulge, provide or make accessible to any other person or entity the non-public, confidential information of the other parties obtained during the term of this Agreement ("Confidential Information"). Notwithstanding the foregoing, each party may disclose such Confidential Information to its professional advisors, financiers, officers, directors, members, managers, advisory board members, and employees, and each party shall use its best efforts to cause all such persons (including any affiliates of the parties) to whom any such information is disclosed not to disclose any of such information to others in violation of the foregoing restrictions. It is hereby understood and agreed that information shall not be considered Confidential Information: (i) if the information was at the time of disclosure known to the general public or subsequently, through no act or omission of the party, became known to the public; (ii) if the information was, subsequent to the time of disclosure, lawfully and independently received from a third party, provided that, at the time of the disclosure, such third party was not then bound by a confidentiality agreement with Company; or (iii) if the information was independently developed by the party without violation of this
Section 4.5.

             4.6 REPORTING. Each of the parties hereto shall cooperate with each of the other parties hereto in preparing and filing any reports, applications, disclosures and other documents with any governmental agencies or third parties necessary or appropriate to consummate the transaction provided for in this Agreement.

             4.7 TAXES. Company shall pay all governmental assessments, charges or taxes (except income or similar taxes imposed on Subscriber), including any interest or penalties thereon, at any time payable or ruled to be payable in respect of the existence, execution, delivery or performance of this Agreement and the related agreements or the issuance or existence of the Shares, by reason of an existing or hereafter enacted federal, state or local statue, and Company shall indemnify and hold harmless Subscriber against any liability in connection with such assessments, charges or taxes.

         5.       CONDITIONS TO CLOSING.

                  5.1 CONDITIONS TO SUBSCRIBER'S OBLIGATIONS. Without limiting any other rights or remedies which Subscriber may have at law or in equity, the obligations of Subscriber under this Agreement are subject to the satisfaction of the following conditions at or prior to the Closing, any or all of which may be waived by Subscriber in writing in its sole discretion:

                  5.1.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES. All of the representations and warranties made by Company in this Agreement, or in any written statement which shall be delivered to Subscriber pursuant to this Agreement, shall be true, accurate and correct in all material respects, at and as of the Closing Date, with the same force and effect as though such representations and warranties had been made at and as of the Closing Date.

                  5.1.2 COMPLIANCE WITH COVENANTS. All actions, undertakings, covenants, or agreements required to be performed by Company prior to the Closing shall have been performed or complied with, in all material respects, on or prior to the Closing Date, and Company shall have delivered evidence of such compliance to Subscriber on the Closing Date.

                  5.1.3 CERTIFICATE OF COMPANY. Company shall have delivered to Subscriber a Certificate, dated as of the Closing Date, signed by an authorized officer of Company, certifying as to the fulfillment of the conditions specified in Sections 5.1.1 and 5.1.2.

                  5.1.4 CONSENTS. Company shall have obtained and delivered to Subscriber the approvals and consents to the transaction contemplated by this Agreement as set forth on Exhibit 2.1.3.

                  5.1.5 DELIVERY OF DOCUMENTS. Company shall have delivered to Subscriber the information, instruments and documents required to be delivered by it pursuant to the terms of this Agreement.

                  5.1.6 NO MATERIAL CHANGE IN EXHIBITS. There shall have been no material adverse change in the information required to be contained in the Exhibits to this Agreement.

                  5.1.7 LEGAL OPINION. Subscriber shall have received an opinion of counsel from counsel to Company, dated as of the Closing Date, substantially to the effect that:

                        (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada; Company is not required to be qualified or otherwise authorized to conduct business in any jurisdiction, or if the Company is required to be so qualified, the Company is duly qualified and in good standing in each jurisdiction in which the Company conducts business; and Company has full corporate power and authority to carry on the Business as presently conducted and to own and operate its assets, properties and business;

                        (b) The authorized, issued and outstanding capital stock of Company is as specified on Exhibit 2.1.4 to this Agreement, and Shares of the capital stock of Company to be issued to Subscriber pursuant to the terms of this Agreement are duly authorized, legally and validly issued, fully paid, non-assessable and subject to no preemptive rights;

                        (c) Except and to the extent set forth on Exhibit 2.1.5 of this Agreement, to counsel's knowledge, there are no outstanding options, warrants, convertible securities, subscriptions, puts, calls, agreements or other commitments or rights of any nature whatsoever to acquire any securities of Company;

                        (d) Upon consummation of the transactions contemplated in this Agreement, Subscriber will have good, valid and marketable title to the Shares, free and clear of all security interests, liens, encumbrances and restrictions, except for restrictions provided for by the Federal Act or the Michigan Act;

                        (e) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in the breach of any of the currently effective terms or conditions of, or constitute (or with notice or lapse of time, or both, would constitute) a default under or violation of, the current Articles of Incorporation or Bylaws of Company nor, to counsel's knowledge, will such execution or delivery result in the termination or acceleration of any right or obligation under, or constitute a breach or default under, any term, covenant, condition or provision of any material mortgage, lease, agreement, instrument, document, order, award, judgment or decree to which Company is a party, or by which Company or any of its assets may be bound;

                        (f) This Agreement and the other instruments and documents executed by Company in connection with the transactions contemplated by this Agreement have been duly authorized and properly and validly executed and delivered by Company, and the documents constitute valid and binding obligations of Company enforceable against it in accordance with their terms, subject to the qualifications that: (i) the rights and remedies contained in the documents are subject to applicable bankruptcy, insolvency and other similar laws affecting the enforceability of creditor's rights generally; and (ii) the enforceability of the documents is subject to general principles of equity;

                        (g) There are no consents, approvals, authorizations or orders of, or registrations or filings with, any governmental agencies or bodies required for the consummation of the transactions contemplated by this Agreement other than those expressly provided for on Exhibit 2.1.3 to this Agreement; and

                        (h) The Shares and the transactions contemplated hereby are exempt from the registration and prospectus delivery requirements under the Federal Act, the Michigan Act and the securities laws of the states in which Company is incorporated or is doing business, and the rules and regulations promulgated thereunder.

                            In rendering its opinion, counsel to Company may
rely on facts represented to it by Company and on a certificate of such facts executed by a duly authorize officer of Company and counsel to Company may otherwise qualify its opinion in such manner as is customary for transactions of this nature.

                    5.1.8 INSPECTION. subscriber shall be satisfied, in its sole and absolute discretion, with the results of its inspection and examinations described in Section 1.4 and Section 3.1.1 hereof.

                    5.1.9 OTHER REQUIREMENTS. The sale and purchase contemplated herein shall comply with all other applicable government laws, rules and regulations.

             5.2 CONDITIONS TO COMPANY'S OBLIGATIONS. Without limiting any other rights or remedies which Company may have at law or in equity, the obligations of Company under this Agreement are subject to the satisfaction of the following conditions at or prior to Closing, any or all of which may be waived by Company in its sole discretion:

                    5.2.1 ACCURACY OF SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES. All representations and warranties made by Subscriber in this Agreement or in any written statement which shall be delivered to Company pursuant to this Agreement shall be true, accurate and correct in all material respects, at and as of the Closing Date, with the same force and effect as though such representations and warranties had been made at and as of the Closing Date;

                    5.2.2 COMPLIANCE WITH COVENANTS. All actions, undertakings, covenants or agreements required to be performed by Subscriber prior to the Closing shall have been performed or complied with, in all material respects, on or prior to the Closing Date;

                    5.2.3 CERTIFICATE OF SUBSCRIBER'S OFFICER. Subscriber shall have delivered to Company a Certificate, dated as of the Closing Date, signed by an authorized representative of

Subscriber, certifying as to the fulfillment of the conditions specified in
Section 5.2.1 and Section 5.2.2;

                    5.2.4 DELIVERY OF DOCUMENTS. Subscriber shall have delivered the other documents required to be delivered by Subscriber pursuant to this Agreement;


                    5.2.5 LEGAL OPINION. Company shall have received an opinion of counsel from counsel to Subscriber, dated as of the Closing Date, substantially to the effect that:

                          (a) Subscriber is a limited liability company duly
organized, validly existing and in good standing under the laws of the State of Michigan, and Subscriber has duly authorized and ratified the execution and delivery of this Agreement;

                          (b) The execution and delivery of this Agreement by
Subscriber, and the consummation of the transactions contemplated hereby, will not result in a breach or violation of the Articles of Organization of Subscriber, nor, to counsel's knowledge, will such execution and delivery result in a breach or default under any agreement, indenture, mortgage, lease or other obligation or instrument to which Subscriber is a party or by which Subscriber is bound, or a violation of any applicable law to which Subscriber is subject or by which it is bound;

                          (c) Subscriber has full power and authority to
execute, deliver and perform this Agreement, and all action of Subscriber necessary for such execution, delivery and performance has been taken. This Agreement constitutes a valid and binding obligation of Subscriber enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency or similar laws effecting the rights and remedies of creditors generally and equitable or other relief which is at the discretion of the court before which any proceedings may be brought; and

                          (d) Subscriber is an "accredited investor" as such
term is defined under Regulation D of the Federal Act.

                              In rendering its opinion, counsel to Subscriber
may rely on facts represented to it by Subscriber and on a certificate of such facts executed by a duly authorized officer of Subscriber and counsel to Subscriber may otherwise qualify its opinion in such manner as is customary for transactions of this nature.


         6. CLOSING DOCUMENTS. At the Closing, on the Closing Date, the parties shall cause to be delivered to each other the following:

            6.1 Instruments of Conveyance. Company shall deliver to Subscriber all of the stock certificates evidencing the Shares and Warrant Agreements evidencing the Warrants, in a form and substance satisfactory to Subscriber and its counsel, necessary to assign, transfer and vest in

Subscriber good and marketable title to the Shares, free and clear of all liabilities, liens, claims and encumbrances.

            6.2 CONSENTS. Company shall deliver to Subscriber all of the third party consents which are necessary or appropriate to consummate the transactions contemplated by this Agreement;

            6.3 COMPANY'S CERTIFICATE. Company shall deliver to Subscriber a certificate reaffirming the representations and warranties and covenants set forth in Section 2.1 hereof;

            6.4 SUBSCRIBER'S CERTIFICATE. Subscriber shall deliver to Company a certificate reaffirming the representations and warranties set forth in Section
2.2 hereof;

            6.5 COMPANY'S RESOLUTIONS. Company shall deliver to Subscriber resolutions of the Board of Company authorizing Company to undertake and complete such actions as are necessary or appropriate to consummate the transactions contemplated in this Agreement;

            6.6 SUBSCRIBER'S RESOLUTIONS. Subscriber shall execute and deliver to Company resolutions of the managers of Subscriber authorizing Subscriber to undertake and complete such actions as are necessary or appropriate to consummate the transactions contemplated in this Agreement;

            6.7 OPINIONS OF COUNSEL. Company shall deliver to Subscriber the opinion of counsel contemplated by Section 5.1.7 hereof, and Subscriber shall deliver to Company the opinion of counsel contemplated by Section 5.2.5 hereof;

            6.8 OTHER AGREEMENTS. The parties shall execute and deliver to one another all other instruments and documents which are necessary or appropriate to consummate the transactions contemplated in this Agreement.


         7. MISCELLANEOUS.

            7.1 NOTICES. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given on the day thereof if delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or three (3) days after mailed by certified or registered mail with postage prepaid, return receipt requested, or one (1) day after depositing such notice or other communication for overnight delivery in the hands of a nationally-recognized overnight delivery service, and addressed to the applicable party at its address set forth below or at such other address as the applicable party may designate by written notice to the other parties:

A.    If to Company:                         B.   If to Subscriber:

      Mr. Gerald A. Pesut                         Mr. Daniel J. Dorman
      President & CEO                             President
      Advanced Systems International, Inc.        Princeton Capital Fund, L.L.C.
      25300 Telegraph Road                        1533 North Woodward
      Suite 455                                   Suite 175
      Southfield, MI 48034                        Bloomfield Hills, MI 48304

      with a copy to:                             with a copy to:

      David D. Warner, Esq.                       Brian D. O'Keefe, Esq.
      Jaffe, Raitt, Heuer & Weiss, P.C.           Hyman Lippitt, P.C.
      One Woodward Avenue                         185 Oakland Avenue
      Suite 2400                                  Suite 300
      Detroit, MI 48226                           Birmingham, MI 48009

             7.2 ENTIRE AGREEMENT AND CONSTRUCTION. This Agreement, together with the Exhibits attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior arrangements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party against whom enforcement is sought. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. The unenforceability or invalidity, if any, of any provision of this Agreement shall not render any other provision or provisions unenforceable, and each provision hereof shall be enforced to the fullest extent permitted by applicable law. The Exhibits to this Agreement are part of this Agreement as if set forth in full in this Agreement.

         7.3 BENEFIT. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, personal representatives, successors and permitted assigns. The rights and obligations of Subscriber under this Agreement may be assigned and delegated at any time prior to the Closing upon written notice to Company. The rights and obligations of Company under this Agreement shall not be assigned or delegated, as the case may be, without the prior written consent of Subscriber. Except as expressly provided herein, nothing herein is intended to confer upon any person, other than the parties and their respective heirs, executors, personal representatives, successors and permitted assigns as provided herein, any rights or remedies whatsoever.

            7.4 COUNTERPARTS. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile signature hereon shall be given the same force and effect as an original signature.

            7.5 CAPTIONS AND USE OF PRONOUNS. The captions inserted herein are inserted only as a matter of convenience and in no way define, limit, construe, affect or describe the scope or intent of this Agreement. Whenever herein the singular is used, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa, whenever the context so requires.


            7.6 TIME IS OF THE ESSENCE. Time shall be deemed to be of the very essence of this Agreement.

            7.7 GOVERNING LAW. This Agreement shall be construed, interpreted, and the rights of the parties hereunder determined, in accordance with the laws of the State of Michigan.

            7.8 JOINT DRAFTING. The parties hereto, together with their respective attorneys, have participated in the drafting, preparation and negotiation of this Agreement. Each of the parties hereto acknowledges such participation and negotiation in order to avoid the application of any rule construing contractual language against the drafter thereof and agrees that the provisions contained in this Agreement shall be construed without prejudice to the party who actually memorialized this Agreement in final form.

            7.9. SURVIVAL. All representations, warranties, covenants and agreements of Company and Subscriber contained in this Agreement and this Agreement itself shall survive the execution and delivery of this Agreement and the Closing Date, notwithstanding any investigation or examination made by or on behalf of any party and notwithstanding any rule, law or course of dealing to the contrary. No inspections or examination by Subscriber of the books, records, operations, personnel or any other matter relating to the Company shall in any way be deemed to be a waiver or modification of any representation, warranty or covenant by Company herein or in any other document executed in connection herewith, it being expressly understood that Subscriber is relying upon such representations, warranties and covenants in its decision to purchase the Shares.



                            [SIGNATURE PAGE FOLLOWS]

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

WITNESSES:                                  COMPANY:

                                            Advanced Systems International, Inc.

-----------------------------               By:/s/ Gerald A. Pesut
                                               --------------------------------
-----------------------------               Its:     President
                                            Dated:  May 3, 2000

                                            SUBSCRIBER:

                                            Princeton Capital Fund, L.L.C.

-----------------------------               By: /s/ Daniel J. Dorman
                                               ---------------------------------
-----------------------------               Its:     President
                                            Dated: May 3, 2000

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT ("Agreement") is made and entered into as of the 3rd day of May, 2000, by and among Advanced Systems International, Inc., a Nevada Company ("Company"), Princeton Capital Fund, L.L.C., a Michigan limited liability company ("PCF"), each of the members of the Board of Directors set forth on Schedule 1 attached hereto (each a "Director" and all together the "Directors"), and each of the shareholders set forth on Schedule 2 attached hereto (each a "Shareholder" and all together the "Shareholders").

         The following is a recital of the facts underlying this Agreement:

         A. PCF has agreed to purchase one million one hundred eleven thousand one hundred and eleven (1,111,111) shares of the common capital stock of Company which are currently authorized but unissued by Company and Three Hundred Thousand (300,000) warrants to purchase common shares ("Warrants") pursuant to that certain Stock Purchase And Subscription Agreement dated of even date herewith ("Stock Purchase Agreement") provided that the parties hereto enter into this Agreement; and

         B. Company, Directors and Shareholders deem it desirable and in the best interests of Company and all of its stockholders to enter into this Agreement in order to induce PCF to purchase the Shares (as hereinafter defined) and the Warrants.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby mutually acknowledged, the parties hereto agree as follows:

         1. Ownership By Shareholders. As of the date hereof, each Shareholder listed below has subscribed to the number of shares of the common capital stock of Company set forth opposite his name below:



                           Name                                                         Shares
                           ----                                                         ------
                           Gerald Pesut                                                 883,000
                           Alexander D. Henry                                           770,900
                           Mark O'Donoghue                                              133,000
                           John Williams                                                233,000
                           Carlos Bravo                                                 145,838
                           Temple Securities Ltd.                                       813,520
                           Robert C. DeMerell                                           150,000
                           Timothy Selner                                               100,000
                           William Mottram                                              200,000
                                                                                     ----------
                                                     Total:                           3,429,258


         The shares owned by the Shareholders are validly issued, fully paid and non-assessable and constitute twenty-three (23%) percent of the undiluted securities of each and every class of Company and eighteen (18%) percent of the fully diluted securities of each and every class of Company after giving effect to all outstanding subscriptions, options, warrants, puts, calls, pre-emptive rights, sinking fund obligations, contracts, agreements (including this Agreement) or any other rights of conversion or exchange under any outstanding security or other instrument (together the "Options").

         2. Ownership By PCF. As of the date hereof, PCF has subscribed to one million one hundred eleven thousand one hundred and eleven (1,111,111) shares of the common capital stock of Company and the shares that may be exercised by the Warrants (the "Shares"). The Shares owned by PCF are validly issued, fully paid and non-assessable and together with the shares that may be issued pursuant to the Warrants constitute nine and 60/100 (9.6%) percent of the undiluted securities of each and every class of Company and seven and 20/100 (7.2%) percent of the fully diluted securities of each and every class of Company after giving effect to all of the Options.

         3.    The Board Of Directors.

               a. Voting. The Shareholders shall vote all of the shares now or hereafter acquired by them and any other voting securities of Company over which they have voting control and each of them shall take all other necessary or desirable actions within his control which are reasonable and which are related to the voting of such securities, the Directors shall vote all of their votes as Directors and each of them shall take all other necessary or desirable actions within his control which are reasonable and which are related to the voting of such votes, and Company shall use its best efforts, proceed with due diligence and take all necessary and desirable actions within its control, in order:

                     i. to cause Company's Board of Directors (the "Board") to consist of no less than two (2) members and no more than eight (8) members;

                     ii.    to cause the election to the Board of at least one
(1) member designated by PCF (each, a "PCF Director" and, collectively, the "PCF Directors"), provided that, if the person designated by PCF is not Daniel J. Dorman or Lawrence J. DeFiore, that the person selected by PCF shall be acceptable to Company in its reasonable discretion;

                     iii. to cause the composition of any committee established by the Board to be proportionately equivalent to the composition of the Board;

                     iv. to cause the removal from the Board of one or more of the PCF Directors only upon the written request of PCF and under no other circumstances, except for Just Cause (as hereinafter defined); and

                     v. to cause any vacancy on the Board or on any committee thereof to be filled in a manner which is consistent with this Agreement.

                     b. Indemnification. Company shall afford all of the members of the Board, including, without limitation, the PCF Directors, the most extensive rights of indemnification and exculpation as are permitted by a company under the Nevada Business Corporation Act, the Michigan Business Corporation Act or any other applicable law.

                     c. Expenses. Company shall pay the reasonable out-of-pocket expenses, including, without limitation, travel expenses, incurred by the members of the Board in connection with attending meetings of the Board and any committees thereof, and in connection with their performance of the functions and duties as members of the

Board. Company shall procure adequate liability insurance for all of the members of the Board, including, without limitation, the PCF Directors.


         4.       Certain Voting Requirements.

                  a. Restrictions. Without ten (10) days notice to and the consent of the PCF Director, the Shareholders shall vote all of the shares now or hereafter acquired by them and any other voting securities of Company over which they have voting control and each of them shall take all other necessary or desirable actions within his control which are reasonable and which are related to the voting of such securities, the Directors shall vote all of their votes as Directors and each of them shall take all other necessary or desirable actions within his control which are reasonable and which are related to the voting of such votes, and Company shall use its best efforts, proceed with due diligence and take all necessary and desirable actions within its control, to prevent any of the following actions or events:

                           i.    any amendment or repeal of the Articles of
Incorporation or the Bylaws of Company which would violate the terms of this Agreement or which would disproportionately affect PCF or the Shares;

                           ii.    any issuance, offering, repurchase, redemption
or initial public offering of any securities of Company (other than the registration contemplated by the Registration Rights Agreement executed contemporaneously herewith) in a manner which would violate the terms of this Agreement;

                           iii.   any stock split, combination or
reclassification of any securities of Company in a manner which would violate the terms of this Agreement;

                           iv.    any declaration of dividends or other
distributions on any securities of Company in a manner which would violate the terms of this Agreement;

                           v.     the sale, divestiture or other disposition of
all or a substantial portion of the assets of Company, or the sale, merger, reorganization or consolidation of Company to, with or into any other Person (as hereinafter defined) which would violate the terms of the Agreement, which would disproportionately affect PCF or the Shares or for which Company did not first receive a fairness opinion from a top fifteen (15) nationally ranked investment banking firm that is unaffiliated with Company or any Related Person (as hereinafter defined) and which is acceptable to PCF in the reasonable exercise of its discretion; which fairness opinion provides that the proposed transaction is fair and reasonable in all financial respects to all of the shareholders, including PCF;

                           vi.    the acquisition by Company of assets
constituting a business as a going concern or the controlling equity interest of the equity securities of any Person, or the consummation of any other transaction by Company involving the purchase of substantial assets outside of the ordinary course of business, which would violate the terms of the Agreement, which would disproportionately affect PCF or the Shares or for which Company did not first receive a fairness opinion from a top fifteen (15) nationally ranked investment banking firm that is unaffiliated with Company or any Related Person and which is acceptable to PCF in the reasonable exercise of its discretion; which fairness opinion provides that the proposed transaction is fair and reasonable in all financial respects to all of the shareholders, including PCF;

                           vii.     any material change in the nature or manner
of the business of Company or the liquidation, dissolution or winding up of Company or the filing of a petition for Company under any chapter of the Federal Bankruptcy Reform Act of 1978 (11 U.S.C. ss. 101, et seq.), as amended, and the regulations issued from time to time thereunder, or under any similar provision of any state law which would violate the terms of the Agreement, which would disproportionately affect PCF or the Shares or for which Company did not first receive a fairness opinion from a top fifteen (15) nationally ranked investment banking firm that is unaffiliated with Company or any Related Person and which is acceptable to PCF in the reasonable exercise of its discretion; which fairness opinion provides that the proposed transaction is fair and reasonable in all financial respects to all of the shareholders, including PCF;

                           viii.    the entering into of any material
transaction or arrangement with, or for the benefit of, any Person who is a director, officer or 3% or greater shareholder of Company (a "Related Person") or an Affiliate (as hereinafter defined) of any such Related Person or any material amendment or modification to any such transaction or arrangement that exists as of the date hereof with any such Related Person, and which results in terms that are not fair and reasonable to Company and which are materially less favorable in any material respect than those terms that would be available from any other Person; and

                           ix.    the authorization of the payment of any
bonuses to any Related Person or the making of any discretionary contributions to any profit sharing or similar plan or program of Company on behalf of any Related Person, except as is reasonably consistent with the past practices of Company or which is usual and customary in the industry in which Company is engaged and which is in the ordinary course of business.

         5.    Antidilution And Purchase Rights. Company shall do the following:

               a. Purchase Rights. If at any time Company grants, issues or sells any securities or rights to purchase stock, warrants, options, securities or other property to the holders of any securities of Company or to any other Person ("Purchase Rights"), then in such event PCF shall be entitled to such Purchase Rights, ratably in the proportion that the Shares held by PCF bears to all of the outstanding shares of common stock of Company on the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, then the date on which such grant, issuance or sale is to become effective;

               b. Distribution Rights. If at any time Company authorizes any stock split, a combination or reclassification of any securities of Company, the issuance of any new class of securities, or the declaration of any dividends or other distributions on any securities of Company ("Distribution Rights"), then in such event PCF shall be entitled to such Distribution Rights, ratably in the proportion that the Shares held by PCF bears to all of the outstanding shares of common stock of Company on the date on which a record is taken for the grant, issuance or sale of such Distribution Rights, or, if no such record is taken, then the date on which such grant, issuance or sale is to become effective;

               c. Right Of First Refusal. Prior to making any offer to sell any securities or rights to purchase stock, warrants, options, securities or other property, Company shall deliver a written notice to PCF, disclosing in reasonable detail the identity of the prospective purchaser(s), the securities or rights to purchase stock, warrants, options, securities or other property proposed to be offered (the "Offered Shares") and the terms and conditions of the proposed offer. PCF may elect to purchase an amount, not less than PCF's pro-rata share, of any Offered Shares under the same terms and conditions as offered to the prospective purchasers or third parties. PCF may elect to purchase, not less than its pro-rata share, of the Offered Shares by delivering a written notice of such election to Company within fifteen (15) days after receipt of the notice provided by Company; and

               d. Exclusions. Notwithstanding the foregoing Sections 4(a), 4(b) and 4(c), PCF shall not have Purchase Rights, Distribution Rights or Rights Of First Refusal on any of the following:

               i. grants of stock, options or warrants to any employees under any existing profit sharing or similar plan or program of Company and which do not result in any such employee owning more than an additional three (3%) percent of the fully diluted securities of each and every class of Company than owned as of the date hereof; or

               ii. grants of stock, options or warrants to any consultants, advisors, independent contractors or professionals of Company provided that such grants, options or warrants are at market price, are usual and customary in the industry in which Company is engaged, are reasonable in comparison to the services rendered, and which do not result in any such third party owning more than an additional three (3%) percent of the fully diluted securities of each and every class of Company than owned as of the date hereof.

         6.    Restrictions On Shares.

               a. Continuing Agreement. All shares now owned or hereafter acquired by the Shareholders shall be subject to this Agreement. In the event that the shares are split, or a stock dividend is declared by Company, or there is a re-capitalization, merger, consolidation or reorganization of Company, then all securities issued to the Shareholders pursuant thereto, or in replacement of or in addition to the shares, shall likewise be subject to this Agreement.

               b. Covenants By Company. Company covenants and agrees for itself and its successors and assigns that it will not authorize, issue, transfer or reissue any of the shares of Shareholders in violation of this Agreement or without requiring proof of compliance with this Agreement.

         7.    Representations and Warranties.

               a. Representations Of Company. All corporate action on the part of Company necessary for the authorization, execution, delivery and performance by Company of this Agreement has been taken. This Agreement is a legal, valid and binding obligation of Company enforceable against Company in accordance with its terms. The execution and delivery of this Agreement by Company will not (with or without notice or passage of time or both): (i) conflict with or result in a breach of any of the provisions of the Articles of Incorporation or Bylaws of Company; (ii) result in a default, give rise to any right of termination, cancellation or acceleration, or require any consent or approval, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, factoring arrangement, license agreement, lease or other instrument or obligation to which Company is a party or by which it or any of its securities or assets may be bound; or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or any other governmental or quasi-governmental entity applicable to Company or any of its securities or assets.

               b. Representations Of Shareholders. All action on the part of the Shareholders necessary for the authorization, execution, delivery and performance by the Shareholders of this Agreement has been taken. This Agreement is a legal, valid and binding obligation of the Shareholders enforceable against the Shareholders in accordance with its terms.

               c. Representations Of Directors. All action on the part of the Directors necessary for the authorization, execution, delivery and performance by the Directors of this Agreement has been taken.

               d. Representations Of PCF. All corporate action on the part of PCF necessary for the authorization, execution, delivery and performance by PCF of this Agreement has been taken. This Agreement is a legal, valid and binding obligation of PCF enforceable against PCF in accordance with its terms. The execution and delivery of this Agreement by PCF will not (with or without notice or passage of time or both): (i) conflict with or result in a breach of any of the provisions of the Articles of Organization or Bylaws of Company; (ii) result in a default, give rise to any right of termination, cancellation or acceleration, or require any consent or approval, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, license agreement, lease or other instrument or obligation to which PCF is a party or by which it or any of its assets may be bound; or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or any other governmental or quasi-governmental entity applicable to PCF or any of its assets.

         8. Termination. This Agreement shall be effective as of the date hereof and shall terminate only upon the occurrence of any one of the following events:

               a.    By joint written agreement of all of the parties hereto;

               b. PCF shall cease to hold at least one and one-half (1 1/2%) percent of the fully diluted securities of each and every class of Company; or

               c. The date which is three (3) years from the date of this Agreement.

         9. Remedies. In the event of any default by Company, Directors or Shareholders, PCF shall be entitled to enforce its rights hereunder by recovering monetary damages against Company exclusively or by pursuing any other rights or remedies available against Company, all of which rights and remedies shall be cumulative and not exclusive. The parties agree and acknowledge that monetary damages may not be an adequate remedy for any breach of the provisions of this Agreement by Company, Shareholders or Directors and that PCF may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief, without posting a bond or other security, in order to enforce, or prevent any violation of, the provisions of this Agreement. Injunctive relief and/or specific performance shall be the sole remedy against Shareholders and Directors. In addition, each of the rights of PCF, and the obligations of Company, Shareholders or Directors, under this Agreement are material inducements for the investment by PCF in Company, and PCF would not have made the investment in the absence of any one of such rights or obligations. Accordingly, in the event of a breach of this Agreement by Company, Shareholders or Directors, the parties acknowledge and agree that PCF will be irreparably harmed, money damages alone would not provide an adequate remedy and the extent of the damages to PCF would be extremely impracticable if not impossible to determine. After consultation with counsel, the parties hereby agree that, in addition to the other rights and remedies set forth above, PCF shall be entitled to the following remedies, which the parties believe are reasonably likely to compensate PCF for the damages it is likely to suffer upon such breach:

               A. Company shall pay to PCF, upon demand, the amount of Two Hundred Thousand and 00/100 ($200,000.00) Dollars in certified funds; and

               B. Company hereby grants, and shall issue to PCF upon such breach, a call option for the purchase by PCF of up to one million shares of the common capital stock of Company for a purchase price per Share equal to twenty (20%) percent less than the mean between the high bid and the low ask price for a Share of Company's publicly traded common capital stock on the day of the breach.

Given the uncertainty of the extent to which PCF may suffer harm due to a breach of this Agreement, the parties believe it is in their respective best interests to liquidate the damages to which PCF would be entitled in advance of any breach, and the parties intend that the foregoing remedies provide a level of certainty to the transaction and shall not be deemed to be a penalty.

         10. Inspection Rights And Financial Reporting Requirements. At all times during the term of this Agreement, PCF shall have reasonable access after notice during reasonable business hours to Company's personnel, properties, assets, contracts, books and records, and other documents and data and PCF may, at its own expense, make copies of all of such contracts, books and records, and other existing documents and data. Without limitation to the foregoing, PCF shall have the right to discuss and consult with Company's officers, directors, employees, customers, lenders and accountants regarding the operations and financial affairs of Company so long as it does not unreasonably interfere with the normal operation of Company's business. Further, PCF shall have the right, at its own expense, to cause an audit of the books and records of Company at any time so long as it does not unreasonably interfere with the normal operation of Company's business. Company shall provide to PCF monthly financial statements, including balance sheets, income statements and cash flow statements prepared in accordance with generally accepted accounting principals, consistently applied. On a quarterly and annual basis, Company shall provide to PCF audited financial statements prepared in accordance with generally accepted accounting principals, consistently applied; which audited financial statements shall be issued in favor of, among others, PCF so that PCF shall be in privity with Company's auditors.

         11.      Miscellaneous Provisions.

                  a. Entire Agreement And Construction. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior arrangements, understandings, negotiations and discussions, whether oral or written, of the parties. No waiver of any of the terms of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless expressly provided. The unenforcability or invalidity, if any, of any provision of this Agreement shall not render any other provision or provisions unenforceable and each provision hereof shall be enforced to the fullest extent permitted by applicable law.

                  b. Benefit. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their successors and permitted assigns. The rights and obligations provided by this Agreement shall not be assignable by any party hereto except as specifically provided in this Agreement. Except as specifically provided herein, nothing herein is intended to confer upon any person, other than the parties and their successors and permitted assigns, any rights or remedies whatsoever.

                  c. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any facsimile signature hereon shall be given the same force and effect as an original signature.

                  d. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given on the day thereof if delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or one day after mail by certified or registered mail, postage prepaid, or one day after depositing such notice in the hands of a nationally recognized overnight delivery service and addressed to the applicable party at its address set forth below or to such other address as the applicable party may designate by written notice to the other parties:


If to any Director:                  To his address set forth on Schedule 1

If to any Shareholder:               To his address set forth on Schedule 2

If to Company:                       Mr. Gerald A. Pesut
                                     President & CEO
                                     Advanced Systems International, Inc.
                                     25300 Telegraph Road
                                     Suite 455
                                     Southfield, Michigan 48035
with a copy to:                              David D. Warner, Esq.
                                             Jaffe, Raitt, Heuer & Weiss, P.C.
                                             One Woodward Avenue
                                             Suite 2400
                                             Detroit, MI 48226


If to PCF:                                   Mr. Daniel J. Dorman
                                             Princeton Capital Fund, L.L.C.
                                             1533 North Woodward Avenue
                                             Suite 175
                                             Bloomfield Hills, MI 48304

with a copy to:                              Brian D. O'Keefe, Esq.
                                             Hyman Lippitt, P.C.
                                             185 Oakland Avenue, Suite 300
                                             Birmingham, Michigan  48009

                  e. Captions And Use Of Pronouns. The captions inserted herein are inserted only as a matter of convenience and in no way define, limit, construe, effect or describe the scope or intent of this Agreement. Whenever herein the singular is used, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa.

                  f. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan and the parties consent to the jurisdiction of the Courts of the State of Michigan for all purposes hereunder.

                  g. Inclusion. All of the various recitals underlying this Agreement, and the instruments and documents referred to or attached as Exhibits to this Agreement, shall be deemed to be included herein and made a part hereof as though specifically set forth herein word for word.

                  h. Subsequent Documents. The parties hereto agree that they will, at any time, execute and deliver any additional documents and instruments that may be necessary or appropriate to effectuate and comply with the terms and conditions of this Agreement.

                  i. Definitions. For the purposes of this Agreement, the following definitions shall apply:

                        i. "Affiliate" as applied to any Person means any other Person directly or indirectly Controlling (as hereinafter defined), Controlled By, or Under Common Control With, that Person. The term "Control" (including, with correlative meanings, the term "Controlling", "Controlled By" and "Under Common Control With"), as applied to any Person, means the possession, directly or indirectly, of the power to vote ten (10%) percent or more of the outstanding ownership interests, beneficial or otherwise, of such Person or otherwise to direct or cause the direction of the management and policies of that Person whether through the ownership of an ownership interest, by contract or otherwise. All of Company's officers, shareholders, directors, joint venturers and partners shall be deemed to be Affiliates of Company for the purposes of this Agreement.

                           ii.   "Just  Cause"  shall  mean  conduct  of the PCF
Director amounting to fraud, embezzlement, gross negligence, intentional misconduct or acts of moral turpitude injurious to Company and its reputation or the use of alcohol, narcotics or other drugs to an extent that the PCF Director is unable to fulfill his duties as a member of the Board for a period of more than thirty (30) consecutive days

                           iii.  "Person" means a natural person, a partnership,
a Company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a limited liability company, or a governmental entity or any department, agency or political subdivision thereof.

                  j. Continuing Agreement. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding on the parties hereto unless executed in writing by all of the parties hereto.

                  k. Fiduciary Duties. Despite the voting obligations described in this Agreement, nothing herein shall be construed to require Directors to breach their fiduciary duties or other duties under applicable law as Directors to the Company and the Shareholders.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.



                            [SIGNATURE PAGES FOLLOW]

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]


                                    Company:

                                    Advanced Systems International, Inc.,
                                    a Nevada corporation


                                    By:/s/ Gerald A. Pesut
                                       --------------------------------

                                    Its: President
                                         --------------------------

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]


                                      PCF:

                                      Princeton Capital Fund, L.L.C.
                                      a Michigan limited liability company

                                      By: /s/ Daniel J. Dorman
                                         --------------------------------

                                      Its: President
                                          ----------------------------

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]


                                  Shareholder:

                                  /s/ Gerald Pesut
                                  -----------------------------
                                  Gerald Pesut

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                  Shareholder:

                                  /s/ Alexander D. Henry
                                  -----------------------------
                                  Alexander D. Henry

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                  Shareholder:

                                  /s/ Mark O'Donoghue
                                  -----------------------------
                                  Mark O'Donoghue

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                  Shareholder:

                                  /s/ John Williams
                                  -----------------------------
                                  John Williams

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]


                                  Shareholder:

                                  /s/ Carlos Bravo
                                  -----------------------------
                                  Carlos Bravo

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                  Shareholder:

                                  Temple Securities Ltd.


                                  By: /s/ Mark O'Donoghue
                                     ------------------------------


                                  Its: C.E.O.
                                      ----------------------------

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                  Shareholder:

                                  /s/ Robert C. DeMerell
                                  -----------------------------
                                  Robert C. DeMerell

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                 Shareholder:

                                 /s/ Timothy Selner
                                 -----------------------------
                                 Timothy Selner

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                  Shareholder:

                                  /s/ William Mottram
                                  -----------------------------
                                  William Mottram

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]




                                    Director:

                                    /s/ Gerald Pesut
                                    -----------------------------
                                    Gerald Pesut

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                    Director:

                                    /s/ Alexander Henry
                                    -----------------------------
                                    Alexander Henry

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                    Director:

                                    /s/ John Williams
                                    -----------------------------
                                    John Williams

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                    Director:

                                    /s/ Mark O'Donoghue
                                    -----------------------------
                                    Mark O'Donoghue

             [SIGNATURE PAGE TO VOTING AGREEMENT DATED MAY 3, 2000]



                                    Director:

                                    /s/ Carlos Bravo
                                    -----------------------------
                                    Carlos Bravo

                                   SCHEDULE 1



                                    DIRECTORS


NAME                                                 ADDRESS
----                                                 -------

Gerald Pesut                             25300 Telegraph Rd., Ste. 455
                                         Southfield, MI  48034

John Williams                            424 Clayton St.
                                         Denver, CO  80206

Alexander Henry                          533 Davenport Rd.
                                         Toronto, ON  Canada M5X 3R5

Mark O'Donoghue                          Tropicana Bldg.
                                         Providenciales, Turks & Caicos Islands
                                         British West Indies

Carlos Bravo                             1713 Skyhawk Ct.
                                         Daytona Beach, FL  32124

                                   SCHEDULE 2



                                  SHAREHOLDERS


NAME                                                          ADDRESS
----                                                          -------

Gerald Pesut                             25300 Telegraph Rd., Ste. 455
                                         Southfield, MI  48034

Alexander D. Henry                       533 Davenport Rd.
                                         Toronto, ON  Canada  M5X 3RS

Mark O'Donoghue                          Tropicana Bldg.
                                         Providenciales, Turks & Caicos Islands
                                         British West Indies

John Williams                            424 Clayton St.
                                         Denver, CO  80206

Carlos Bravo                             1713 Skyhawk Ct.
                                         Daytona Beach, FL  32124

Temple Securities Ltd.                   Tropicana Bldg.
                                         Providenciales, Turks & Caicos Islands
                                         British West Indies

Robert C. DeMerell                       25300 Telegraph Rd., Ste. 455
                                         Southfield, MI  48034

Timothy Selner                           25300 Telegraph Rd., Ste. 455
                                         Southfield, MI  48034

William Mottram                          25300 Telegraph Rd., Ste. 455
                                         Southfield, MI  48034

                          REGISTRATION RIGHTS AGREEMENT



         THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made as of the 3rd day of May, 2000, by and between Advanced Systems International, Inc., a Nevada corporation (hereinafter "ASI" or "Company"), and Princeton Capital Fund, L.L.C., a Michigan limited liability company (hereinafter "PCF" or "Subscriber").

         The following is a recital of the facts upon which this Agreement is based:

         A. Subscriber has agreed to purchase shares of Company's newly issued, unregistered, common capital stock (the "Shares") and has been granted Warrants (as hereinafter defined) to purchase Shares pursuant to that certain Stock Purchase And Subscription Agreement of even date herewith (the "Stock Purchase Agreement") provided that the parties hereto enter into this Agreement;

         B. Company deems it desirable to enter into this Agreement in order to induce Subscriber to purchase the Shares and Warrants pursuant to the Stock Purchase Agreement; and

         C. The subscription to Company's Shares and Warrants by Subscriber in the Stock Purchase Agreement is conditioned upon the registration rights being extended to Subscriber in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. Definitions. As used in this Agreement the following terms shall have the following meanings:

         "Blue Sky Laws" shall mean individual state securities laws regulating, among other things, securities offerings, distributions, tender offers and broker dealer activities.

         "Closing Date" shall mean the date of execution of this Agreement and Stock Purchase Agreement by Company and Subscriber.

         "Commission" shall mean the United States Securities and Exchange Commission.

         "Common Stock" shall mean the common stock of Company.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Public Offering" shall mean any offering by Company of its equity securities to the public pursuant to an effective registration statement under the Securities Act or any comparable statement under any comparable federal statute then in effect.

         "Register," "Registered" and "Registration" shall refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement.

         "Registration Expenses" shall mean all expenses incurred by Company in complying with Section 2, including, without limitation, all federal and state registration, qualification and filing fees, printing expenses, fees and disbursements of counsel for Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such Registration and the reasonable fees and disbursements of counsel for Subscriber.

         "Registration Statement" shall mean Form S-1, Form SB-1, Form S-2, Form SB-2 or Form S-3, whichever is applicable.

         "Registrable Shares" or "Shares" shall mean any shares of newly issued common capital stock of Company issued to Subscriber pursuant to the Stock Purchase Agreement and the shares to be purchased upon exercise of any of the Warrants held by Subscriber. For purposes of this Agreement, a Subscriber will be deemed to be a holder of Registrable Shares whenever such Subscriber has the then-existing right to acquire such Registrable Shares (by conversion or otherwise), whether or not such acquisition actually has been effected and certificates have been issued and delivered.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "Subscriber" shall mean Subscriber, its assignees and transferees, and any transferee or assignee of such Subscriber who holds outstanding Registrable Shares with registration rights conferred by this Agreement.

         "Warrants" shall mean the Warrants to purchase Shares of common stock of the Company issued to Subscriber as of the date hereof pursuant to the Stock Purchase Agreement.

         Capitalized terms used in this Agreement but not defined above or elsewhere in this Agreement shall have the meanings ascribed to such terms in the Stock Purchase Agreement.

         2.       Required Registration.

                  2.1 Registration Obligation Of Company. Pursuant to the terms of this Agreement, Company covenants and agrees to register, on one occasion, the Registrable Shares, under the Securities Act, for resale by Subscriber. Company will file a Registration Statement covering the Registrable Shares as soon as practicable after the Closing Date, but not later than one hundred twenty (120) days from the Closing Date. Company shall promptly give written notice of such Registration to Subscriber and use its best efforts to have such Registration Statement declared effective promptly thereafter. Company shall effect such registration of the Registrable Shares under the Securities Act and under such other securities laws or Blue Sky Laws of such other jurisdictions as Subscriber shall reasonably request. Company shall pay all Registration Expenses in the manner provided in Section 4.

                      2.1.1 Warrant Shares. Company covenants and agrees that during the period within which the rights represented by the Warrants may be exercised, the Company will at all times have authorized, in reserve and registered pursuant to the terms and conditions set forth herein, a sufficient number of Shares of its common stock to provide for the exercise of the rights represented by the Warrants.

                  2.2 Selection Of Underwriters. If the registration of the Registrable Shares is for a registered public offering involving an underwriting, Company shall so advise Subscriber in writing. Subscriber shall have the right to select the investment banker(s) and manager(s) to administer the offering, subject to Company's approval which shall not be unreasonably withheld.

         3. Registration Procedures. Whenever Company registers the Registrable Shares pursuant to this Agreement, Company shall use its best efforts and proceed with due diligence to effect the registration and sale of such Registrable Shares in accordance with the intended method of disposition thereof and, pursuant thereto, Company shall as expeditiously as possible:


                      (a) prepare and file with the Commission a Registration Statement with respect to such Registrable Shares and use its best efforts and proceed with due diligence to cause such Registration Statement to become effective as soon as possible (provided that before filing a registration statement or prospectus, or any amendments or supplements thereto, Company will furnish copies of all such documents proposed to be filed to counsel for Subscriber) and to keep Subscriber advised as to the initiation, progress and completion of the Registration;

                      (b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus(es) used in connection therewith as may be necessary to keep such Registration Statement effective for a period of not less than one (1) year and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by Subscriber set forth in such Registration Statement;

                      (c) furnish to Subscriber such number of copies of such Registration Statement, each amendment and supplement thereto, the prospectus(es) included in such Registration Statement (including each preliminary prospectus) and such other documents as Subscriber may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares;

                      (d) use its best efforts to register or qualify such Registrable Shares under such other securities or Blue Sky Laws of such jurisdictions as Subscriber reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such Subscriber to consummate the disposition in such jurisdictions of the Registrable Shares;

                      (e) notify Subscriber at any time when a prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of Subscriber, Company shall prepare a supplement or amendment to such prospectus so that such prospectus will not contain any untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

                      (f) cause all such Registrable Shares to be listed on each securities exchange, electronic bulletin board, over the counter or other distribution network on which similar securities issued by Company are then listed;

                      (g) provide a transfer agent and registrar for all such Registrable Shares not later than the effective date of Registration Statement;

                      (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as Subscriber or the underwriters, if any, reasonably request in order to expedite or facilitate the registration of the Registrable Shares;

                      (i) upon prior notice and during normal business hours, make reasonably available for inspection by Subscriber, any underwriter participating in the registration of such Registrable Shares, and any attorney, accountant or other agent retained by Subscriber, all financial and other records, pertinent corporate documents and properties of Company, and cause Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such Subscriber, underwriter, attorney, accountant or agent in connection with such Registration Statement;

                      (j) advise Subscriber of such Registrable Shares, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use all reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

                      (k) at least ten (10) business days prior to the filing of any Registration Statement or prospectus, or any amendment or supplement to such Registration Statement or prospectus, furnish a copy thereof to Subscriber of such Registrable Shares and refrain from filing any such Registration Statement, prospectus, amendment or supplement to which counsel for Subscriber shall have reasonably objected on the grounds that such document does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder; and

                      (l) at the request of Subscriber, furnish on the date or dates provided for in the Registration Statement or provided for in any underwriting agreement: (i) an opinion of counsel, addressed to the underwriters and Subscriber and upon which the underwriters and Subscriber may rely, covering such matters as such underwriters and Subscriber may reasonably request, including such matters as are customarily furnished in connection with an underwritten offering; and (ii) a letter or letters from the independent certified public accountants of Company addressed to the underwriters and Subscriber and upon which the underwriters and Subscriber may rely, covering such matters as such underwriters and Subscriber may reasonably request, in which letter(s) such accountants shall state, without limiting the generality of the foregoing, that they are independent certified public accountants within the meaning of the Securities Act and that in their opinion the financial statements and other financial data of Company included in the Registration Statement, the prospectus(es), or any amendment or supplement thereto, comply in all material respects with the applicable accounting requirements of the Securities Act.

         4. Registration Expenses. All Registration Expenses incurred in connection with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or Blue Sky Laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for Company and Subscriber and all independent certified public accountants, underwriters and other persons retained by Company and Subscriber shall be borne by the Company.

         5.       Indemnification.

                  5.1 By Company. Company agrees to indemnify Subscriber and its officers, directors, members and each person who controls Subscriber (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including, without limitation, attorneys' fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus, or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to Company by Subscriber expressly for use therein. In connection with an underwritten offering, Company will indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of Subscriber. The payments required by this Section 5.1 shall be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

                  5.2 By Subscriber. In connection with any Registration Statement in which Subscriber is participating, Subscriber will furnish to Company in writing such information and affidavits as Company reasonably requests for use in connection with any such Registration Statement or prospectus and will indemnify Company, its directors and officers and each person who controls Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, attorneys' fees) resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus, or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit furnished in writing by Subscriber to Company.

                  5.3 Procedure. Any person entitled to indemnification hereunder will: (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel


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


reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

                  5.4 Survival. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the transfer and registration of the Registrable Shares. Company also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event Company's indemnification is unavailable for any reason.

         6. Compliance With Rule 144. In the event that Company: (a) registers the Registrable Shares under Section 12 of the Exchange Act; (b) issues an offering circular meeting the requirements of Regulation A under the Securities Act; or (c) commences to file reports under Section 13 or 15(d) of the Exchange Act, then at the request of Subscriber, if Subscriber proposes to sell securities in compliance with Rule 144 of the Commission, Company shall:
(i) forthwith furnish to Subscriber a written statement of compliance with the filing requirements of the Commission as set forth in Rule 144, as such rule may be amended from time to time; and (ii) make available to the public and Subscriber such information as will enable Subscriber to make sales pursuant to Rule 144.

         7. Transfer Of Registration Rights. The rights to cause Company to register the Registrable Shares of Subscriber granted to Subscriber by Company herein may be assigned in conjunction with an assignment of the Registrable Shares by Subscriber to any member of Subscriber, or to any other transferee or assignee; provided, that Company is given written notice by Subscriber at the time or within a reasonable time after said transfer, stating the name and address of said assignee or transferee and identifying the Registrable Shares with respect to which such registration rights are being transferred or assigned.

         8. Remedies. In the event of any default by any party hereto, the non-defaulting parties shall be entitled to enforce their rights hereunder by recovering monetary damages or by pursuing any other rights or remedies available to them, all of which rights and remedies shall be cumulative and not exclusive. The parties agree and acknowledge that monetary damages may not be an adequate remedy for any breach of the provisions of this Agreement and that the non-breaching parties may in their sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief, without posting a bond or other security, in order to enforce, or prevent any violation of, the provisions of this Agreement.

         9.       Miscellaneous.

                  9.1 No Inconsistent Agreements. Company shall not hereafter enter into any agreement with respect to its securities or the Registrable Shares which is inconsistent in any way with the rights granted to Subscriber in this Agreement.


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

                  9.2 Adjustments Affecting Registrable Shares. Company will not take any action, or permit any change to occur, with respect to its securities or the Registrable Shares which would adversely affect the ability of Subscriber to include such Registrable Shares in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Shares in any such registration, including, without limitation, effecting a stock split or combination of shares.

                  9.3 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of Subscriber are also for the benefit of, and enforceable by, any subsequent holders of the Registrable Shares.

                  9.4 Entire Agreement And Construction. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior arrangements, understandings, negotiations and discussions, whether oral or written, of the parties. No waiver of any of the terms of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless expressly provided. The unenforcability or invalidity, if any, of any provision of this Agreement shall not render any other provision or provisions unenforceable and each provision hereof shall be enforced to the fullest extent permitted by applicable law.

                  9.5 Captions And Use Of Pronouns. The captions inserted herein are inserted only as a matter of convenience and in no way define, limit, construe, effect or describe the scope or intent of this Agreement. Whenever herein the singular is used, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa.

                  9.6 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given on the day thereof if delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or one day after mail by certified or registered mail, postage prepaid, or one day after depositing such notice in the hands of a nationally recognized overnight delivery service and addressed to the applicable party at its address set forth below or to such other address as the applicable party may designate by written notice to the other parties:

                  If to Company:

                      Mr. Gerald A. Pesut
                      President and CEO
                      Advanced Systems International, Inc.
                      25300 Telegraph Road
                      Suite 455
                      Southfield, MI 48034



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


                  with a copy to:

                      David D. Warner, Esq.
                      Jaffe, Raitt, Heuer & Weiss, P.C.
                      One Woodward Avenue
                      Suite 2400
                      Detroit, MI 48226

                  If to Subscriber:

                      Mr. Daniel J. Dorman
                      President
                      Princeton Capital Fund, L.L.C.
                      1533 North Woodward Avenue
                      Suite 175
                      Bloomfield Hills, MI 48304

                  with a copy to:

                      Brian D. O'Keefe, Esq.
                      Hyman Lippitt, P.C.
                      185 Oakland Avenue
                      Suite 300
                      Birmingham, Michigan 48009

                  9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan and the parties consent to the jurisdiction of the Courts of the State of Michigan for all purposes hereunder.

                  9.9 Inclusion. All of the various recitals underlying this Agreement, and the instruments and documents referred to or attached as Exhibits to this Agreement, shall be deemed to be included herein and made a part hereof as though specifically set forth herein word for word.

                  9.10 Subsequent Documents. The parties hereto agree that they will, at any time, execute and deliver any additional documents and instruments that may be necessary or appropriate to effectuate and comply with the terms and conditions of this Agreement.

                  9.11 Continuing Agreement. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding on the parties hereto unless executed in writing by all of the parties hereto.



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



         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                    COMPANY:

                                    ADVANCED SYSTEMS
                                    INTERNATIONAL, INC.,
                                    a Nevada corporation


                                    By: /s/ Gerald A. Pesut
                                        ------------------------------

                                    Its: President
                                         ------------------------------
                                    Dated: May 3, 2000



                                    SUBSCRIBER::

                                    PRINCETON CAPITAL FUND, L.L.C.,
                                    a Michigan limited liability company



                                    By: /s/ Daniel J. Dorman
                                        ------------------------------

                                    Its: President
                                         ------------------------------
                                    Dated: May 3, 2000











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